Exhibit 18


May 22, 1998

Anthony Nozzolillo
Senior Vice President and Principal Financial Officer
Long Island Lighting Company
175 E Old Country Road
Hicksville, NY  11801

Dear Mr. Nozzolillo:

Note 1 of Notes to the Financial Statements of Long Island Lighting Company included in its Annual Report on Form 10-K for the year ended March 31, 1998 describes a change in the method of accounting for the annual amortization of the Rate Moderation Component (RMC) of a regulatory asset from a straight line method to a method which is computed based upon monthly forecasted revenue requirements. You have advised us that you believe that the change is to a preferable method in your circumstances because the monthly amortization of the RMC, which varies based upon each month's forecasted revenue requirements, more closely aligns such amortization with the Company's cost of service producing a better matching of revenue with the related expense for reporting within a rate year.

There are no authoritative criteria for determining a "preferable" method of accounting for the annual amortization of the RMC, however we conclude that the change in the method of accounting for the annual amortization of the RMC is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP
---------------------